VIA EDGAR

April 21, 2015

Ms. Christina Chalk

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Big 5 Sporting Goods Corporation
PREC 14A filed April 14, 2015
File Number: 0-49850

Dear Ms. Chalk:

On behalf of our client, Big 5 Sporting Goods Corporation (the “Company”), this letter responds to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 17, 2015, with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Commission on April 14, 2015. This letter is being submitted together with the Company’s revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement,” and together with the Preliminary Proxy Statement, the “Filing”). For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by the Company’s response to the Staff’s comment.

Preliminary Proxy Statement filed on April 14, 2015

General

1.	We note the disclosure in several places in the proxy statement, including in the first paragraph on page 3, to the effect that a stockholder granting the Company a proxy confers discretionary authority “on any other matter that may properly come before the Annual Meeting, including any motion for adjournment of the Annual Meeting.” Please revise, consistent with the parameters of discretionary authority conferred with a proxy, as outlined in Rule 14a-4(c) and (d). Note that if you wish to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the card and in the proxy statement.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page 4 and on the accompanying preliminary form of proxy card.

Broker Non-Votes; Withheld Votes; Abstentions, page 4

2.	You state that the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent auditors is considered a routine matter and that you therefore don’t expect to receive broker non-votes as to that proposal. However, it is our understanding that exchange rules do not permit discretionary voting by brokers or other nominees on any matter in a contested solicitation. It would seem that this could result in broker non-votes on this proposal. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on pages 4, 5 and 6 to reflect that broker non-votes will not be treated differently with respect to Proposal No. 3 (the ratification of Deloitte & Touche LLP as the company’s independent auditors).

Proposal 1 – Election of Directors, General, page 6

3.	The disclosure here indicates that if any nominee becomes unavailable to serve, proxies will be voted for another person designated by the Board. Please revise the scope of this statement, consistent with the scope of the discretionary authority outlined in Rule 14a-4(c)(5).

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page 6, consistent with Rule 14a-4(c)(5).

4.	Please confirm to us in your response letter that if the Board identifies or nominates a substitute nominee before the annual meeting, the Company will file an amended proxy statement that (1) identifies such substitute nominee; (2) discloses that the substitute nominee has consented to being named in the Revised Preliminary Proxy Statement and to serve, if elected; and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A for the substitute nominee.

The Company respectfully acknowledges the Staff’s comment, and confirms that it will comply with the above instruction.

Background of the Solicitation, page 6

5.	Briefly explain why the Company nominated Mr. DeMarco for election as a director at the annual meeting in 2012 but elected not to do so this year.

Following Mr. DeMarco’s appointment as a director in October 2011, it was the Company’s expectation that Mr. DeMarco would be favorably considered for re-election as a director at the annual meeting in 2012. The Board did not nominate Mr. DeMarco for re-election at this year’s annual meeting primarily because this year’s nomination process occurred after Stadium Capital had filed a preliminary proxy statement nominating Mr. DeMarco as a candidate on a competing slate of candidates and after Mr. DeMarco had informed the Board that he would not support two candidates proposed for nomination by the Board, both of whom were subsequently nominated for election by the Board. The Company has added disclosure in the Revised Preliminary Proxy Statement on page 8 to reflect the Board’s determination on its nominees.

6.	Explain why the Board determined in January 2015 that “the interests of Stadium Capital, as they relate to the proposed corporate governance changes … may be different from the interests of the Company’s stockholders generally.” Provide specific examples of how you believe such interests differ.

Mr. DeMarco is Managing Director of Stadium Capital, which owns approximately 11.3% of the Company’s common stock. Stadium Capital’s Rule 14a-8 proposal provided that all directors elected at or after the Company’s 2016 annual meeting would be elected on an annual basis. Mr. DeMarco is a member of the class of directors that is up for election at this year’s annual meeting for a three-year term. If Stadium Capital’s proposal was adopted and Mr. DeMarco was reelected at this year’s annual meeting, it would mean that he would be serving as a director for a three-year term, whereas directors elected at the 2016 and 2017 annual meetings would be serving one-year terms.

The Board believed that because of this, Stadium Capital’s interest with respect to the specific terms of this proposal may be different from the interests of the Company’s stockholder generally. Also, Stadium Capital’s December 18, 2014 letter to the Board proposed certain other corporate governance changes, including adopting majority voting in director elections and eliminating supermajority requirements in the Company’s Charter and Bylaws. The Board believed that Stadium Capital’s interest with respect to the terms of such proposed governance changes may be different from the interests of the Company’s stockholders generally. The Company has added disclosure in the Revised Preliminary Proxy Statement on page 7 to further reflect the Board’s determinations on this.

7.	Summarize the “extensive discussion” by the Board at its February 19, 2015 meeting of Stadium Capital’s proposed corporate governance changes.

The discussion was the first item of business on the Board’s agenda and lasted approximately one and one-half hours. Mr. DeMarco was invited to discuss his and Stadium Capital’s proposed governance changes and other concerns. He discussed his suggestion that the Company make certain changes to its corporate governance practices, as follows: (a) repeal the classification of the Board, (b) adopt majority voting in director elections, and (c) eliminate the supermajority vote requirement in the Company’s charter and bylaws. He further suggested that the Company make changes to the composition of the Board by adding directors with certain skills, specifically: (x) CEO or Chairman experience at consumer-facing businesses, (y) expertise in corporate governance, and (z) experience in new media, including digital advertising. The directors then discussed these proposed corporate governance changes and board composition changes. Following this discussion, Mr. DeMarco was requested to submit a letter outlining all of his and Stadium Capital’s suggested corporate governance and board composition changes and concerns. The Company has added disclosure in the Revised Preliminary Proxy Statement on page 7 with further detail on the Board discussions.

8.	See our last comment above. Describe the changes to the composition of the Board suggested by Mr. DeMarco at that meeting and to the extent they differ, the changes he proposed in his February 23, 2015 letter to the Board.

As described in the response Comment No. 7, the changes to the composition of the Board suggested by Mr. DeMarco at the February 19, 2015 Board meeting consisted of adding director(s) with certain skills, specifically: (x) CEO or Chairman experience at consumer-facing businesses, (y) expertise in corporate governance, and (z) experience in new media, including digital advertising. He did not propose either the number of such directors to be added or the timing of such proposed changes.

Mr. DeMarco’s February 23, 2015 letter to the Board proposed adding at least two new directors: (1) an individual with CEO or Chairman experience at consumer-facing (and preferably e-commerce) businesses and (2) an individual with expertise in corporate governance. He proposed that candidates for these positions that he introduced to the Company be immediately appointed to the Board and nominated for election at the 2015 annual meeting for a one-year term, subject to approval by the Company’s Nominating and Corporate Governance Committee, such approval not to be unreasonably withheld. He also proposed that one of the two directors selected by him be appointed as chair of the Nominating and Corporate Governance Committee. In addition, he proposed that G. Michael Brown not seek re-election to the Board. The Company has added disclosure in the Revised Preliminary Proxy Statement on pages 7 and 8 with further detail on the Board composition proposed by Mr. DeMarco.

9.	Summarize the discussions between the Company and Stadium Capital in March and April 2015 about the composition of the Board and implementation of the governance changes suggested by Mr. DeMarco in October 2014.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page 8 to include a summary of the discussions.

10.	Update this section to describe any subsequent contacts with Engaged Capital.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page 9.

11.	To the extent that the Company made settlement proposals to avoid this proxy contest, these should be described here.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page 8 to describe settlement proposals made to Stadium Capital.

Nominees of the Board…, page 9

12.	Please revise to provide all of the disclosure required by Item 7(b) of Schedule 14A with respect to the biographical information for the Company’s directors.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page 10.

Proposal 4 Advisory Vote Regarding Whether the Board Should Adopt a Majority Voting Standard for Uncontested Elections of Directors, page 46

13.	Add clarifying language explaining the impact of a bylaw amendment to adopt a majority voting standard in uncontested elections. That is, in an uncontested election where this standard applies, what happens if a director gets less than a majority of votes? Is the majority standard based on votes cast or on shares outstanding?

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page 46.

Proposal 5 – Advisory Vote Regarding Whether the Board Should Eliminate Certain Supermajority Voting Provisions in the Charter and Bylaws, page 47

14.	Disclose the new voting standard if this proposal passes and the Company eliminates the supermajority voting provisions in response. Would the new standard be a simple majority of votes cast or some other figure?

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page 47 to reflect that the new standard would be a majority of the voting power of all then-outstanding shares of the Company’s common stock.

15.	You state that if this proposal passes, the Board will take action to eliminate the supermajority voting provisions “subject to a binding vote of the Company’s stockholders.” For this proposal and proposal 6 which contains similar language, clarify the voting standard required to approve such Board action in a subsequent shareholder vote and when such a vote would be held.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on pages 47 and 49 to reflect that the binding vote would occur at the 2016 annual meeting of the Company’s stockholders and that the voting standard required to approve such Board action would be the voting standards in the Company’s then-existing Charter and Bylaws, which as of now, would be the affirmative vote of the holders of at least 80% of the voting power of all shares of the Company’s capital stock.

Appendix B

16.	Provide the disclosure required by Item 5(b)(1)(vii) of Schedule 14A or advise in your response letter if such disclosure is not applicable.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on page B-1.

17.	Furnish the information required by Item 5(b)(1)(xi) and Item 404(a) of Regulation S-K for “associates” of participants in this solicitation such as affiliates.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Preliminary Proxy Statement on pages A-1 and A-2.

Form of Proxy

18.	You state that the proxy confers authority to vote at the 2015 Annual Meeting of Stockholders of the Company and at any adjournment or postponements thereof. See our comment 1 above regarding the scope of discretionary authority conferred with a proxy under Rule 14a-4(c), which is generally limited to matters incident to the conduct of the meeting. See Rule 14a-4(c)(7). In addition, no proxy may confer authority to vote at any meeting other than the next annual meeting or any adjournment thereof. See Rule 14a-4(d). Discretionary authority conferred with a proxy may not be used to vote to adjourn a meeting in order to solicit additional proxies; explicit proxy authority must be sought to do so through a separate proposal and matter on the proxy card. Please confirm your understanding in your response letter.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding of the instruction. As noted in the Company’s response to the Staff’s comment 1, the Company has updated the disclosure on page 4 and on the accompanying preliminary form of proxy card to reflect this.

19.	The disclosure in the proxy statement discusses shareholders’ ability to withhold authority to vote for nominees; however, the form of proxy includes an “against all” rather than a “withhold all” box. Revise to be consistent. Explain the effect of a vote against where a plurality voting standard applies as it does here.

The Company respectfully acknowledges the Staff’s comment, and has updated the disclosure in the accompanying form of proxy card.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to call me at (714) 755-8197. Written correspondence to the Company may be directed to my attention at 650 Town Center Drive, 20th Floor, Costa Mesa, CA 92626-1925, fax no. (714) 755-8290.

Very truly yours,

/s/ Michael Treska

Michael A. Treska

of LATHAM & WATKINS LLP

Enclosures

cc:	Gary Meade, Esq., Senior Vice President & General Counsel
Luke D. Thompson, Esq., Vice President and Corporate Counsel
Big 5 Sporting Goods Corporation
Paul D. Tosetti, Esq.
Alex F. Cohen, Esq.
Latham & Watkins LLP

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